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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBF Securities (USA) Corp.

OFFICIAL USE ONLY
25541
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Exchange Tower, 130 King Street West, Suite 3200
(No. and Street)

Toronto	Province of Ontario, Canada	M5X 1J9
(City)	(State)	(Zip Code)

SEC Mail Processing Section
DEC 29 2008
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr Alain Legris — (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1 Place Ville Marie, Suite 3000	Montreal	Province of Quebec, Canada	H3B 4T9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBF Securities (USA) Corp., as of October 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice-President and Chief Financial Officer

Title

COMMISSAIRE À L'ASSERMENTATION
SANDRA ROUX
#171 198
POUR LES DISTRICTS JUDICIAIRES DE LONGUEUIL ET DE MONTRÉAL

exp 11 Sep 09

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBF SECURITIES (USA) CORP.

(SEC I.D. No. 8-41790)

Balance sheet as at October 31, 2008 and independent auditors' report and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934.*as a public document.

NBF SECURITIES (USA) CORP.
Table of Contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

Independent auditors' report

To the Stockholders of
NBF Securities (USA) Corp.

We have audited the accompanying balance sheet of NBF Securities (USA) Corp. (the "Company") as of October 31, 2008, that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934.* This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of NBF Securities (USA) Corp. at October 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP [1]

December 5, 2008

[1] Chartered accountant auditor permit No. 8845

NBF SECURITIES (USA) CORP.

Balance sheet

Year ended October 31, 2008
(in U.S. dollars)

	2008
	$
Assets	
Cash and cash equivalents	9,037,658
Cash deposit with clearing broker	100,000
Available-for-Sale securities	9,738
Amounts receivable from clients (Note 3)	649,709
Amounts receivable from related parties (Note 4(b,c))	24,223,404
Other assets	128,253
	34,148,762
Liabilities	
Amounts payable to clients (Note 3)	1,096,312
Amounts payable to brokers and dealers (Notes 3 and 4(a))	2,393
Income taxes payable	401,296
Amounts payable - other	763,159
Deferred income taxes (Note 6)	38,432
	2,301,592
Stockholders' equity	
Class A preferred shares (Note 7)	634
Class B preferred shares (Note 7)	12,405,823
Common capital stock (Note 7)	160,464
Additional paid-in capital	9,682,366
Retained earnings	9,600,425
Accumulated other comprehensive loss	(2,542)
	31,847,170
	34,148,762

See notes to the financial statements

(in U.S. dollars)

1. Description of Business

NBF Securities (USA) Corp (the "Company") was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002, and began its business activities on January 2, 2003. The Company who is a subsidiary of National Bank of Canada Financial Inc. is a registered broker-dealer under the *Securities Exchange Act of 1934* and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in agency transactions on Canadian stock markets with US and European Institutional clients.

2. Significant Accounting Policies

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2008. The Company is currently analyzing the potential impact, if any, of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value and the effect of fair value measurement on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently analyzing the potential impact, if any, of SFAS 157 on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.* SFAS 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for an entity's first fiscal year beginning after November 15, 2007. Management is currently evaluating the impact that adoption of SFAS 159 may have on the Company's financial statements.

In December 2007, the FASB issued SFAS 141 (Revised 2007), "Business Combinations." SFAS No. 141R retains the underlying concepts of SFAS No. 141 in that business combinations are still accounted for at fair value. However, the accounting for certain other aspects of business combinations will be affected. Acquisition costs will generally be expensed as incurred. Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date. In-process research and development will be recorded at fair value as an indefinite-lived intangible at the acquisition date until it is completed or abandoned and its useful life can be determined. Changes in deferred tax asset valuation allowances and uncertain tax positions after the acquisition date will generally impact income tax expense. SFAS No. 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS No. 141R is effective, on a prospective basis, for the Company in the first quarter of fiscal 2010.

(in U.S. dollars)

2. Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. This Statement is effective for the Company's fiscal year beginning November 1, 2009. This statement amends the disclosure requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, by requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS No. 161 does not require any new derivative or hedging measurements. The Company is currently evaluating the impact of the adoption of SFAS No. 161 on its financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The Company does not expect that this standard will have a material impact on its results of operations, financial position or cash flows.

Basis of Accounting

Customer securities transactions are recorded on a settlement date basis with related revenue and expenses recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less.

Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the financial statements, except for the preferred capital stock, which is described in Note 8.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual rates or periods:

Furniture	5 years
Computer equipment	2 or 3 years
Leasehold improvements	Lesser of terms of leases or estimated useful life

2. Significant Accounting Policies (continued)

Available-for-Sale Securities

Available-for-sale securities have been recognized at fair value. Unrealized gains and losses related to available-for-sale securities are recognized, net of income taxes in Accumulated Other Comprehensive Loss. In the event of disposal, the realized gains or losses, determined on an average cost basis, are reclassified to *Other Revenues* in the Statement of Earnings (Loss), dividend and interest income are also recorded in *Other Revenues* in the Statement of Earnings (Loss).

Available-for-sale securities are measured periodically to determine whether there is objective evidence of impairment. When making this valuation, the Company takes into account the duration and the materially of the impairment in relation to its cost or amortized cost, the financial condition and prospects of the issuer as well as the Company's ability and intent to hold the investment until it recovers its fair value. For available for sale securities, if there is objective evidence of impairment and that the decline in fair value below its cost or amortized cost is other than temporary, the accumulated loss previously recorded in Other Comprehensive Income (Loss) is reclassified to *Other Revenues* in the Statement of Earnings (Loss).

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, using the income tax rates in effect for the years in which the differences will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

(in U.S. dollars)

3. Amounts Receivable From or Payable to Clients and Brokers and Dealers Accounts

The Company monitors the credit standing of each of the customers and counterparties with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a related company.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

4. Related Party Transactions

(a) Included in the amounts payable to brokers and dealers is a balance of $2,393 payable to National Bank Financial Inc. ("NBFI").

(b) The Company is subject to an operating agreement with NBFI. As of October 31, 2008, the Company had amounts receivable of $23,908,964 from NBFI, for clearing and cash management

(c) As at October 31, 2008, the Company had amounts receivable of $314,440 from National Bank of Canada Financial Inc.

(d) In the normal course of business, NBFI has guaranteed the performance by the Company of its settlement obligations to its customers and counterparties resulting from the Company's trades in securities and other financial instruments.

The above transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at October 31, 2008, the Company had net capital, as defined, of $5,955,711, which was $5,705,711 in excess of its minimum net capital of $250,000.

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at cost amount to $27,080. Accumulated depreciation amounts to $27,080.

7. Income Taxes

As at October 31, 2008, the Company has recorded $38,432 of net deferred tax liabilities, primarily attributable to temporary differences on unearned commissions.

(in U.S. dollars)

8. Capital Stock

Authorized capital stock:

100,000,000 common shares without nominal or par value

100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating, Class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class A shares, plus the dividends declared and unpaid

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating, Class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class B shares, plus the dividends declared and unpaid

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating, Class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class C shares, plus the dividends declared and unpaid

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating, Class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class D shares, plus the dividends declared and unpaid

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating, Class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class E shares, plus the dividends declared and unpaid

	2008 $
Issued and outstanding	
Preferred capital stock	
10 Class A preferred shares	634
1,000 Class B preferred shares	12,405,823
	12,406,457
Common capital stock	
25,010,000 Common shares	160,464
	12,566,921

The 10 Class A preferred shares issued and outstanding are retractable at a value of US$12,584,707 (CDN$15,265,249). The 1,000 Class B preferred shares issued and outstanding are retractable at a value of US$16,031,432 (CDN$19,446,127)

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

NBF Securities (USA) Corp.

In planning and performing our audit of the financial statements of NBF Securities (USA) Corp. (the "Company") as of and for the year ended October 31, 2008 (on which we issued our report dated December 5, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP[1]

December 5, 2008

[1] Chartered accountant auditor permit No. 8845

END